EXHIBIT 99.1



                 Bezeq - The Israel Telecommunication Corp. Ltd.
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To: The Tel Aviv Stock Exchange             To: The Israeli Securities Authority

Tel Aviv, Israel - May 27, 2010 - Bezeq - The Israel Telecommunication Corp. Ltd. (TASE: BEZQ), Israel's leading telecommunications provider, announced today that the Company received a ruling of the Central Region District Court according to which the Court dismissed a lawsuit and a motion to certify the lawsuit as a class action filed against the Company, after the plaintiff gave notice of his withdrawal of the claim.

The aggregate amount of the damages claimed from the Company was estimated by the plaintiff to be approximately New Israeli Shekels 160 million, in connection with allegations that the collection of payment for call completion services from persons who call 144 information, without giving notice that the service involves payment, was unlawful.